Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224333-02

PUBLIC SERVICE COMPANY OF COLORADO

(a Colorado corporation)

$375,000,000 2.70% FIRST MORTGAGE BONDS, SERIES NO. 35 DUE 2051

$375,000,000 1.90% FIRST MORTGAGE BONDS, SERIES NO. 36 DUE 2031

Issuer:	Public Service Company of Colorado (a Colorado corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A1/A/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	May 8, 2020
Settlement Date:	May 15, 2020 (T+5)
	2051 First Mortgage Bonds	2031 First Mortgage Bonds
Principal Amount:	$375,000,000	$375,000,000
Maturity Date:	January 15, 2051	January 15, 2031
Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing January 15, 2021	Semi-annually on January 15 and July 15, commencing January 15, 2021
Reference Benchmark:	2.375% due November 15, 2049	1.500% due February 15, 2030
Benchmark Price:	123-29	107-22+
Benchmark Yield:	1.385%	0.683%
Spread to Benchmark Treasury:	+140 bps	+125 bps
Yield to Maturity:	2.785%	1.933%
Coupon:	2.70%	1.90%
Price to Public:	98.251% of the principal amount	99.681% of the principal amount
Net Proceeds to Issuer:	$365,160,000 (after deducting the underwriting discount but before transaction expenses)	$371,366,250 (after deducting the underwriting discount but before transaction expenses)
Make-Whole Call:	Prior to July 15, 2050 (the 2051 par call date), T+25 bps (calculated to the 2051 par call date)	Prior to July 15, 2030 (the 2031 par call date), T+20 bps (calculated to the 2031 par call date)
Par Call:	On or after July 15, 2050 at par	On or after July 15, 2030 at par
CUSIP/ISIN:	744448 CU3 / US744448CU39	744448 CT6 / US744448CT65
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	CIBC World Markets Corp. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. TD Securities (USA) LLC Citigroup Global Markets Inc. Scotia Capital (USA) Inc.
Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479 or TD Securities (USA) LLC toll-free at 1-855-495-9846.